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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Hydril Company
(Name of Issuer)
Common Stock
(Title of Class of Securities)
448774 10 9
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	448774 10 9	Page	2	of	8

1	NAMES OF REPORTING PERSONS: Richard C. Seaver

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		90,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,413,924(1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		90,000

WITH:	8	SHARED DISPOSITIVE POWER:

		2,413,924(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,503,924

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	43.8%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

(1)	1,092,500 of these shares are held by the Richard C. Seaver Living Trust. 1,321,424 of these shares are held by the trust known as The Blanche Ebert Seaver Endowment for Frank R. Seaver College.

(2)	This figure reflects that Mr. Seaver may be deemed the beneficial owner of 2,503,924 shares of Hydril Company’s class B common stock. Each share of Hydril Company’s class B common stock is entitled to 10 votes, as compared with Hydril Company’s common stock, which is entitled to one vote per share. The class B common stock and the common stock generally vote as a single class. Each share of class B common stock is immediately convertible into one share of common stock. According to Hydril Company’s Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2005, as of October 31, 2005, there were a total of 19,878,233 shares of common stock outstanding and 3,728,725 shares of class B common stock outstanding. Mr. Seaver may be deemed to have 43.8% voting power based on the combined number of outstanding shares of the common stock and class B common stock, giving effect to the 10 to 1 voting rights of the class B common stock.

CUSIP No.	448774 10 9	Page	3	of	8

1	NAMES OF REPORTING PERSONS: Richard C. Seaver Living Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

The trust is governed by the laws of the State of California

	5	SOLE VOTING POWER:

NUMBER OF		none

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,092,500

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		none

WITH:	8	SHARED DISPOSITIVE POWER:

1,092,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,092,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

19.1%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(3)	This figure reflects that the Richard C. Seaver Living Trust may be deemed the beneficial owner of 1,092,500 shares of Hydril Company’s class B common stock, each of which is entitled to 10 votes, as compared with Hydril Company’s common stock, which is entitled to one vote per share. The class B common stock and the common stock generally vote as a single class. Each share of class B common stock is immediately convertible into one share of common stock. According to Hydril Company’s Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2005, as of October 31, 2005 there were a total of 19,878,233 shares of common stock outstanding and 3,728,725 shares of class B common stock outstanding. The Richard C. Seaver Living Trust may be deemed to have 19.1% voting power based on the combined number of outstanding shares of the common stock and class B common stock, giving effect to the 10 to 1 voting rights of the class B common stock.

CUSIP No.	448774 10 9	Page	4	of	8

ITEM 1.

	Item 1(a)	Name of Issuer:	Hydril Company

	Item 1(b)	Address of Issuer’s	3300 North Sam Houston Parkway East
		Principal Executive Offices:	Houston, Texas 77032-3411

ITEM 2.

	Item 2(a)	Name of Person Filing:	Richard C. Seaver

	Item 2(b)	Address of Principal	444 South Flower Street, Suite 2300
		Business or, if none, Residence:	Los Angeles, CA 90071

	Item 2(c)	Citizenship:	United States

	Item 2(d)	Title of Class:	Common Stock

	Item 2(e)	CUSIP Number:	448774 10 9

	Item 2(a)	Name of Person Filing:	Richard C. Seaver Living Trust

	Item 2(b)	Address of Principal	c/o Richard C. Seaver
		Business Office:	444 South Flower Street, Suite 2300
Los Angeles, CA 90071

	Item 2(c)	Citizenship:	The trust is governed by the laws of the
State of California

	Item 2(d)	Title of Class:	Common Stock

	Item 2(e)	CUSIP Number:	448774 10 9

ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2 (b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15

(b)	☐	U.S.C. 78o). Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

CUSIP No.	448774 10 9	Page	5	of	8

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4.	Ownership
For Richard C. Seaver: Richard C. Seaver may be deemed to beneficially own: (1) 1,092,500 shares of class B common stock held by Mr. Seaver as sole trustee of the Richard C. Seaver Living Trust, (2) 1,321,424 shares of class B common stock held by Mr. Seaver as one of the three trustees of the Blanche Ebert Seaver Endowment for Frank R. Seaver College, of which the sole beneficiary is the Frank R. Seaver College, and (3) 90,000 shares of class B common stock owned beneficially and of record by Mr. Seaver. Each share of class B common stock is immediately convertible into one share of common stock. Except for the 1,092,500 shares of class B common stock held by Mr. Seaver as sole trustee of the Richard C. Seaver Living Trust and the 90,000 shares of class B common stock owned beneficially and of record by Mr. Seaver, Mr. Seaver disclaims beneficial ownership of the shares reported herein.
(a)	Amount Beneficially Owned: 2,503,924

(b)	Percent of Class: 43.8% (see footnote 2 of item 11 on cover page)

(c)	Number of shares to which such person has:

CUSIP No.	448774 10 9	Page	6	of	8

(i)	Sole power to vote or direct the vote:	90,000

(ii)	Shared power to vote or direct the vote:	2,413,924

(iii)	Sole power to dispose or to direct the disposition of:	90,000

(iv)	Shared power to dispose or to direct the disposition of:	2,413,924
For the Richard C. Seaver Living Trust: The Richard C. Seaver Living Trust may be deemed to beneficially own 1,092,500 shares of class B common stock. Each share of class B common stock is immediately convertible into one share of common stock.
(a)	Amount Beneficially Owned: 1,092,500

(b)	Percent of Class: 19.1% (see footnote 3 to item 11 on cover page)

(c)	Number of shares to which such person has:

(i)	Sole power to vote or direct the vote:	none

(ii)	Shared power to vote or direct the vote:	1,092,500

(iii)	Sole power to dispose or to direct the disposition of:	none

(iv)	Shared power to dispose or to direct the disposition of:	1,092,500

ITEM 5.	Ownership of Five Percent or Less of a Class

Not Applicable

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

ITEM 8.	Identification and Classification of Members of the Group

Not Applicable

CUSIP No.	448774 10 9	Page	7	of	8

ITEM 9.	Notice of Dissolution of Group

Not Applicable

ITEM 10.	Certification

Not Applicable

CUSIP No.	448774 10 9	Page	8	of	8
SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 6, 2006

/s/ Richard C. Seaver
Richard C. Seaver

RICHARD C. SEAVER LIVING TRUST DATED JULY 31, 1991

By:	/s/ Richard C. Seaver
Name:	Richard C. Seaver
Title:	Trustee

EXHIBIT 99.1
INDEX TO EXHIBITS

Exhibit Number	Description

99.1	Joint filing agreement